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                           January 6, 2022

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       500 Yale Avenue North
       Seattle, WA 98109

                                                        Re: Arrived Homes, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No.1
                                                            Filed December 30,
2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Pam Howell at 202-551-5557 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Paul Levites